  As filed with the Securities and Exchange Commission on April 23, 1998

                                                     Registration No.
- ------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                                   FORM N-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                               Amendment No. 26
                       (Check appropriate box or boxes.)

             LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C (e-Annuity)
                  -------------------------------------------
                          (Exact Name of Registrant)

                        LINCOLN NATIONAL LIFE INSURANCE COMPANY
                  -------------------------------------------
                              (Name of Depositor)

                           1300 South Clinton Street
                           Fort Wayne, Indiana 46802
                  -------------------------------------------
        (Address of Depositor's Principal Executive Offices) (Zip Code)
       Depositor's Telephone Number, including Area Code: (219)455-2000


                             Jack D. Hunter, Esq.
                             200 East Berry Street
                           Fort Wayne, Indiana 46802
                          Telephone No. (219)455-2000
                  -------------------------------------------
                    (Name and Address of Agent for Service)


        Copies of all communications to Porter, Wright, Morris & Arthur
                          1667 K Street NW, Suite 1100
                              Washington, D.C. 20006
                        Attention: Patrice M. Pitts, Esq.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                                   ACCOUNT C
              CROSS REFERENCE SHEET TO ITEMS REQUIRED BY FORM N-4

N-4 ITEM                CAPTION IN PROSPECTUS (PART A)
--------                ------------------------------
1.                      Cover Page

2.                      Special Terms

3.(a)                   Expense Table
  (b)                   Not Applicable
  (c)                   Not Applicable
  (d)                   For Your Information

4.(a)                   Condensed Financial Information
  (b)                   Condensed Financial Information
  (c)                   Financial Statements

5.(a)                   Cover Page; Lincoln National Life
                          Insurance Company
  (b)                   Cover Page; Variable Annuity Account;
                          Investments of the Variable Annuity
                          Account
  (c)                   Investments of the Variable Account
  (d)                   Cover Page
  (e)                   Voting Rights
  (f)                   Not Applicable

6.(a)                   For Your Information; Charges and
                          Other Deductions
  (b)                   Charges and Other Deductions
  (c)                   Charges and Other Deductions
  (d)                   Charges and Other Deductions
  (e)                   Charges and Other Deductions
  (f)                   Charges and Other Deductions

7.(a)                   The Contracts; Investments of the Variable
                          Account; Annuity Payments; Voting Rights;
                          Return Privilege
  (b)                   Investments of the Variable Account;
                          The Contracts; Cover Page
  (c)                   The Contracts
  (d)                   The Contracts

              CROSS REFERENCE SHEET TO ITEMS REQUIRED BY FORM N-4

N-4 ITEM                CAPTION IN PROSPECTUS (PART A)
--------                ------------------------------
1.                      Cover Page
8. (a)                  Annuity Payments
   (b)                  Annuity Payments
   (c)                  Annuity Payments
   (d)                  Annuity Payments
   (e)                  Cover Page; Annuity Payments
   (f)                  The Contracts; Annuity Payments

9. (a)                  The Contracts; Annuity Payments
   (b)                  The Contracts; Annuity Payments

10.(a)                  The Contracts; Cover Page; Charges
                          and Other Deductions
   (b)                  The Contracts; Investments of the
                          Variable Account
   (c)                  The Contracts
   (d)                  Distribution of the Contracts

11.(a)                  The Contracts
   (b)                  Restrictions Under the Texas
                        Optional Retirement Program
   (c)                  The Contracts
   (d)                  The Contracts
   (e)                  Return Privilege

12.(a)                  Federal Tax Status
   (b)                  Cover Page; Federal Tax Status
   (c)                  Federal Tax Status

13.

14.                     Table of Contents to the Statement
                          of Additional Information (SAI)
                          for Lincoln National Variable
                          Annuity Account C

              CROSS REFERENCE SHEET TO ITEMS REQUIRED BY FORM N-4

                        CAPTION IN STATEMENT OF ADDITIONAL
                        ----------------------------------
N-4 ITEM                INFORMATION (PART B)
--------                --------------------
15.                     Cover Page for Part B

16.                     Cover Page for Part B

17.(a)                  Not Applicable
   (b)                  Not Applicable
   (c)                  General Information and History
                        of Lincoln National Life
                        Insurance Co. (Lincoln Life)

18.(a)                  Not Applicable
   (b)                  Not Applicable
   (c)                  Services
   (d)                  Not Applicable
   (e)                  Not Applicable
   (f)                  Services

19.(a)                  Purchase of Securities Being
                        Offered
   (b)                  Not Applicable

20.(a)                  Underwriters
   (b)                  Underwriters
   (c)                  Underwriters
   (d)                  Underwriters

21.                     Calculation of Performance Data

22.                     Annuity Payouts

23.(a)                  Financial Statements -- Lincoln
                          National Variable Annuity
                          Account C

   (b)                  Consolidated Financial Statements --
                          Lincoln National Life
                          Insurance Co. (Lincoln Life)

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C
INDIVIDUAL VARIABLE ANNUITY CONTRACT

ISSUED BY:
Lincoln National Life Insurance Co.
1300 South Clinton Street
Fort Wayne, Ind. 46802

This Prospectus describes an individual flexible premium deferred variable annuity contract (CONTRACT or VARIABLE ANNUITY CONTRACT) issued by The Lincoln National Life Insurance Company (LINCOLN LIFE). Most transactions involving this CONTRACT may be performed through Lincoln Life's Internet Service Center.

The CONTRACT described in this prospectus is offered for both traditional and Roth individual retirement annuities (IRAs) and as a nonqualified CONTRACT. A nonqualified CONTRACT can be owned jointly only by spouses and is purchased with after-tax money.

The CONTRACT offers you the accumulation of CONTRACT VALUE and payment of periodic annuity benefits. These benefits are paid on a variable basis. Annuity benefits start at the ANNUITY COMMENCEMENT DATE which you select. If the CONTRACTOWNER dies before the ANNUITY COMMENCEMENT DATE, the CONTRACT VALUE will be paid to the BENEFICIARY. (See DEATH BENEFIT BEFORE ANNUITY COMMENCEMENT DATE.)

The minimum initial PURCHASE PAYMENT for the CONTRACT is $1,000. The minimum payment to the CONTRACT, after the initial PURCHASE PAYMENT, is $100 per payment. LINCOLN LIFE reserves the right to limit the sum of PURCHASE PAYMENTS made under this CONTRACT to $5,000,000.

All PURCHASE PAYMENTS will be placed in Lincoln National Variable Annuity Account C (VARIABLE ANNUITY ACCOUNT [VAA]). The VAA is a segregated investment account of LINCOLN LIFE, which is the depositor. Based upon your instructions, the VAA invests PURCHASE PAYMENTS (at net asset value) in specified mutual funds (the FUND or FUNDS and SERIES). Both the value of a contract before the ANNUITY COMMENCEMENT DATE and the amount of payouts afterward will depend upon the investment performance of THE FUND(S) or SERIES selected. Investments in these FUNDS are neither insured nor guaranteed by the U.S. Government or by any other person or entity.

This prospectus details the information regarding the VAA that you should know before investing. You should read it carefully and it will remain available through Lincoln Life's Internet Service Center. We have also attached a current prospectus of the following FUNDS: Lincoln National Aggressive Growth Fund, Inc., Lincoln National Bond Fund, Inc., Lincoln National Capital Appreciation Fund, Inc., Lincoln National Equity-Income Fund, Inc., Lincoln National Global Asset Allocation Fund, Inc., Lincoln National Growth and Income Fund, Inc., Lincoln National International Fund, Inc., Lincoln National Managed Fund, Inc., Lincoln National Money Market Fund, Inc., Lincoln National Social Awareness Fund, Inc. and Lincoln National Special Opportunities Fund, Inc. and a current prospectus for the Delaware Group Premium Fund, Inc. which contains information regarding the Decatur Total Return Series, Global Bond Series and the Trend Series. You should read each of these prospectuses carefully before purchasing a CONTRACT and they will remain available through Lincoln Life's Internet Service Center.

A STATEMENT OF ADDITIONAL INFORMATION (SAI), dated             , 1998,
concerning the VAA has been filed with the SEC and is incorporated by this reference into this prospectus. A table of contents for the SAI appears on the last page of this prospectus. You may download a free copy of the SAI from our Internet Service Center (http://www.AnnuityNet.com) The SAI is also available through the SEC website (HTTP://WWW.SEC.GOV). In addition, the material incorporated by reference and other information regarding registrants who file electronically with the SEC is available through the SEC website.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                .

TABLE OF CONTENTS

                                                  PAGE
----------------------------------------------------------
SPECIAL TERMS                                           3
----------------------------------------------------------
EXPENSE TABLES                                          5

Contractowner transaction expenses:                     5
VAA annual expenses for [Annuity]
subaccounts:                                            5
Annual expenses of the funds and series for
the year ended 1997                                     5
Examples                                                6
----------------------------------------------------------
SYNOPSIS                                                7
----------------------------------------------------------
CONDENSED FINANCIAL INFORMATION                         9
----------------------------------------------------------
INVESTMENT RESULTS                                      9
----------------------------------------------------------
FINANCIAL STATEMENTS                                    9
----------------------------------------------------------
LINCOLN NATIONAL LIFE INSURANCE CO.                     9
----------------------------------------------------------
VARIABLE ANNUITY ACCOUNT (VAA)                          9
----------------------------------------------------------
INVESTMENTS OF THE VARIABLE ANNUITY ACCOUNT             9

Investment advisor                                      9
Funds/Series                                           10
Funds                                                  10
Series                                                 11
Investment objectives, policies and
restrictions                                           11
Reinvestment                                           11
Addition, deletion or substitution of
investments                                            11
----------------------------------------------------------
CHARGES AND OTHER DEDUCTIONS                           12
Deductions from the VAA for [Annuity]                  12
Surrender charge                                       12
Deductions for premium taxes                           12
Other charges and deductions                           12
Additional information                                 12
----------------------------------------------------------
THE CONTRACTS                                          13
Purchase of contracts                                  13
Who can invest                                         13
Purchase payments                                      13

                                                  PAGE
----------------------------------------------------------
Valuation date                                         13
Allocation of purchase payments                        13
Valuation of accumulation units                        13
Transfers between subaccounts on or before
the annuity commencement date                          14
Transfers after the annuity commencement date          14
Death benefit before the annuity commencement
date                                                   14
Joint ownership                                        15
Death of annuitant                                     15
Surrenders and withdrawals                             15
Amendment of contract                                  15
Ownership                                              15
Contractowner questions                                15
----------------------------------------------------------
ANNUITY PAYOUTS                                        15

Annuity options                                        15
General information                                    16
Variable annuity payouts                               16
----------------------------------------------------------
FEDERAL TAX STATUS                                     16

Taxation of nonqualified contracts                     17
Taxation of IRAs                                       17
Multiple contracts                                     17
Investor control                                       17
Withholding                                            18
----------------------------------------------------------
VOTING RIGHTS                                          18
----------------------------------------------------------
DISTRIBUTION OF THE CONTRACTS                          18
----------------------------------------------------------
RETURN PRIVILEGE                                       18
----------------------------------------------------------
STATE REGULATION                                       18
----------------------------------------------------------
RECORDS AND REPORTS                                    18
----------------------------------------------------------
OTHER INFORMATION                                      19
----------------------------------------------------------
ADVERTISEMENTS/SALES LITERATURE                        19
----------------------------------------------------------
PREPARING FOR THE YEAR 2000                            19
----------------------------------------------------------
LEGAL PROCEEDINGS                                      20
----------------------------------------------------------

SPECIAL TERMS

ACCOUNT OR VARIABLE ANNUITY ACCOUNT (VAA) -- The segregated investment account, Account C, into which LINCOLN LIFE sets aside and invests the assets for the contract offered in this Prospectus.

ACCUMULATION UNIT -- A measure used to calculate CONTRACT VALUE before the ANNUITY COMMENCEMENT DATE. See THE CONTRACTS.

ADVISOR OR INVESTMENT ADVISOR -- Lincoln Investment Management, Inc. (LINCOLN
LIFE), which provides investment management services to each of the FUNDS. See INVESTMENT ADVISOR.

ANNUITANT -- The person upon whose life the ANNUITY benefit payments made after the ANNUITY COMMENCEMENT DATE will be based.

ANNUITY COMMENCEMENT DATE -- The VALUATION DATE when the FUNDS are withdrawn or converted into ANNUITY UNITS for payment of ANNUITY BENEFITS under the ANNUITY PAYOUT OPTION selected. For purposes of determining whether an event occurs before or after the ANNUITY COMMENCEMENT DATE, the ANNUITY COMMENCEMENT DATE is deemed to begin at close of business on the VALUATION DATE.

ANNUITY PAYOUT OPTION -- An optional form of payout of the annuity available under the CONTRACT. See ANNUITY PAYOUTS.

ANNUITY PAYOUT -- An amount paid at regular intervals after the ANNUITY COMMENCEMENT DATE under one of several options available to the ANNUITANT and/or any other payee. This amount will be paid on a variable basis.

ANNUITY UNIT -- A measure used to calculate the amount of annuity payouts after the ANNUITY COMMENCEMENT DATE. See ANNUITY PAYOUTS.

BENEFICIARY -- The person whom you designate to receive the DEATH BENEFIT, if any, in case of the CONTRACTOWNER'S death.

CASH SURRENDER VALUE -- Upon SURRENDER, the CONTRACT VALUE less any applicable charges, fees and taxes.

CODE -- The Internal Revenue Code of 1986, as amended.

CONTRACT (VARIABLE ANNUITY CONTRACT) -- The agreement between you and us providing a variable annuity.

CONTRACTOWNER (YOU, YOUR, OWNER) -- The person who has the ability to exercise the rights within the CONTRACT (decides on investment allocations, transfers, payout option, designates the BENEFICIARY, etc.). Usually, but not always, the owner is also the ANNUITANT.

CONTRACT VALUE -- At a given time, the total value of all ACCUMULATION UNITS for a CONTRACT.

CONTRACT YEAR -- Each one-year period starting with the effective date of the CONTRACT and starting with each CONTRACT anniversary after that.

DEATH BENEFIT -- The amount payable to the owner's designated BENEFICIARY if the owner dies before the ANNUITY COMMENCEMENT DATE. See THE CONTRACTS.

DELAWARE MANAGEMENT -- Delaware Management Company, Inc., an indirect subsidiary of LINCOLN LIFE and the INVESTMENT ADVISOR for the SERIES.

FUND -- Any of the eleven individual Lincoln National underlying investment options in which your PURCHASE PAYMENTS are invested.

HOME OFFICE -- The headquarters of Lincoln National Life Insurance Co., located at 1300 South Clinton Street, Fort Wayne, Indiana 46802.

INTERNET SERVICE CENTER -- The Internet site that LINCOLN LIFE maintains to provide variable annuity contract documents and information to current and prospective annuity CONTRACTOWNERS and through which various transactions may be performed. Certain of these transactions may require faxed or mailed signatures.

LINCOLN INVESTMENT -- Lincoln Investment Management, Inc.

LINCOLN LIFE (WE, US, OUR) -- Lincoln National Life Insurance Co.

PURCHASE PAYMENTS -- Amounts paid into the CONTRACT.

SERIES -- Any of the three underlying portfolios of the Delaware Group Premium Fund, Inc., in which your PURCHASE PAYMENTS are invested.

STATEMENT OF ADDITIONAL INFORMATION (SAI) -- A document required by the SEC to be provided upon request to a prospective purchaser of a CONTRACT, you. This free document gives more information about LINCOLN LIFE, the VAA and the CONTRACT.

SUBACCOUNT -- That portion of the VAA that reflects investments in Accumulation and ANNUITY UNITS of a class of a particular FUND or SERIES. A SUBACCOUNT corresponds to each FUND or SERIES.

SURRENDER -- A CONTRACT right that allows you to terminate your CONTRACT and receive your CASH SURRENDER VALUE. See THE CONTRACTS.

SURRENDER CHARGE -- Also known as a contingent deferred sales charge, this charge may be assessed upon premature WITHDRAWALS or SURRENDER of the CONTRACT. See CHARGES AND OTHER DEDUCTIONS.

VALUATION DATE -- Each day the New York Stock Exchange (NYSE) is open for trading.

VALUATION PERIOD -- The period commencing at the close of trading (currently 4:00 p.m. EST) on each day that the NYSE is open for trading (i.e., the VALUATION DATE) and ending at the close of such trading on the next succeeding VALUATION DATE.

WITHDRAWAL -- A CONTRACT right that allows you to obtain a portion of your CASH SURRENDER VALUE.

EXPENSE TABLES

CONTRACTOWNER TRANSACTION EXPENSES:

The SURRENDER CHARGE percentage is reduced to zero after three years. The SURRENDER CHARGE percentage applied to SURRENDER or WITHDRAWAL amounts follows the following schedule:

CONTRACT TYPE     CONTRACT YEAR
---------------------------------------------------------------------
                          1          2          3  4 or more
Surrender Charge          3%         2%         1% 0%
---------------------------------------------------------------------

(Note: This charge may be waived in certain cases. See CHARGES AND OTHER DEDUCTIONS.)

VAA ANNUAL EXPENSES FOR [ANNUITY] SUBACCOUNTS:

(as a percentage of average account value for each SUBACCOUNT):

ANNUITY ASSET CHARGE:       0.55%

ANNUAL EXPENSES OF THE FUNDS and SERIES for the year ended 1997

(as a percentage of each FUND'S and SERIES' average net assets):

                                                  MANAGEMENT        OTHER           TOTAL
                                                  FEES          +   EXPENSES    =   EXPENSES
--------------------------------------------------------------------------------------------
 1. Aggressive Growth (AG)                        0.73%             0.08%           0.81%
--------------------------------------------------------------------------------------------
 2. Bond (B)                                      0.46              0.07            0.53
--------------------------------------------------------------------------------------------
 3. Capital Appreciation (CA)                     0.75              0.09            0.84
--------------------------------------------------------------------------------------------
 4. Equity-Income (EI)                            0.75              0.07            0.82
--------------------------------------------------------------------------------------------
 5. Global Asset Allocation (GAA)                 0.72              0.17            0.89
--------------------------------------------------------------------------------------------
 6. Growth and Income (GI)                        0.32              0.03            0.35
--------------------------------------------------------------------------------------------
 7. International (I)                             0.79              0.14            0.93
--------------------------------------------------------------------------------------------
 8. Managed (M)                                   0.37              0.05            0.42
--------------------------------------------------------------------------------------------
 9. Money Market (MM)                             0.48              0.11            0.59
--------------------------------------------------------------------------------------------
10. Social Awareness (SA)                         0.36              0.05            0.41
--------------------------------------------------------------------------------------------
11. Special Opportunities (SO)                    0.37              0.05            0.42
--------------------------------------------------------------------------------------------
12. Trend Series (TS)*                            0.67*             0.13            0.80
--------------------------------------------------------------------------------------------
13. Decatur Total Return Series(DTRS)*            0.60*             0.11            0.71
--------------------------------------------------------------------------------------------
14. Global Bond Series (DGBS)*                    0.47*             0.33            0.80
--------------------------------------------------------------------------------------------

*The Investment Advisors for these SERIES currently voluntarily waive management fees to the extent necessary to maintain the SERIES total expense ratio at a maximum of .80%. The management fees and total expenses, absent the waiver, would have been .75% and .88% for TS and .75% and 1.08% for GBS. Should they cease to waive those amounts in the future, these management fee percentages and total expenses may be higher in future years.

EXAMPLES

(reflecting expenses of the VAA, the FUNDS and SERIES):

If you SURRENDER your CONTRACT at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                      1 YEAR       3 YEARS
----------------------------------------------
       1.  AG                 45           54
----------------------------------------------
       2.  B                  42           46
----------------------------------------------
       3.  CA                 45           55
----------------------------------------------
       4.  EI                 45           54
----------------------------------------------
       5.  GAA                46           57
----------------------------------------------
       6.  GI                 40           40
----------------------------------------------
       7.  I                  46           58
----------------------------------------------
       8.  M                  41           42
----------------------------------------------
       9.  MM                 43           47
----------------------------------------------
      10.  SA                 41           42
----------------------------------------------
      11.  SO                 41           42
----------------------------------------------
      12.  TS                 45           54
----------------------------------------------
      13.  DTRS               44           51
----------------------------------------------
      14.  GBS                45           54
----------------------------------------------

If you do not Surrender your CONTRACT, or if you annuitize, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                       1 YEAR       3 YEARS
-----------------------------------------------
       1.  AG                  14           43
-----------------------------------------------
       2.  B                   11           34
-----------------------------------------------
       3.  CA                  14           44
-----------------------------------------------
       4.  EI                  14           43
-----------------------------------------------
       5.  GAA                 15           46
-----------------------------------------------
       6.  GI                   9           29
-----------------------------------------------
       7.  I                   15           47
-----------------------------------------------
       8.  M                   10           31
-----------------------------------------------
       9.  MM                  12           36
-----------------------------------------------
      10.  SA                  10           31
-----------------------------------------------
      11.  SO                  10           31
-----------------------------------------------
       12  TS                  14           43
-----------------------------------------------
      13.  DTRS                13           40
-----------------------------------------------
      14.  GBS                 14           43
-----------------------------------------------

This table is provided to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The table reflects expenses of the VAA, the 11 FUNDS and the three SERIES for the year ended December 31, 1997, although the expenses have been restated to reflect the current fees for CAPITAL APPRECIATION and EQUITY-INCOME. For more complete descriptions of the various costs and expenses involved, see CHARGES AND OTHER DEDUCTIONS in this prospectus, and MANAGEMENT OF THE FUNDS in the Appendix to the FUNDS' prospectuses and the prospectus for Delaware Group Premium Fund, Inc. In addition, premium taxes may be applicable, although they do not appear in the table. Also, we reserve the right to impose a charge on transfers between SUBACCOUNTS, although we do not currently do so. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN. This table is unaudited.

SYNOPSIS

WHAT TYPE OF CONTRACT AM I BUYING? It is an individual variable annuity contract issued by Lincoln Life. See THE CONTRACT.

WHAT IS THE VARIABLE ANNUITY ACCOUNT (VAA)? It is a segregated asset account established under Indiana insurance law, and registered with the SEC as a unit investment trust. The assets of the VAA are allocated to one or more Subaccounts, according to your investment choice. Those assets are not chargeable with liabilities arising out of any other business which Lincoln Life may conduct. See VARIABLE ANNUITY ACCOUNT.

WHAT ARE MY INVESTMENT CHOICES? Through its various Subaccounts, the VAA uses your Purchase Payments to purchase shares, at your direction, in one or more of eleven Funds managed by Lincoln Investment or the three Series managed by Delaware Management. In turn, each Fund or Series holds a portfolio of securities consistent with its own particular investment policy. See INVESTMENTS OF THE VARIABLE ANNUITY ACCOUNT.

HOW DOES THE CONTRACT WORK? During the accumulation period, while you are paying in, your Purchase Payments will buy Accumulation Units under the Contract. Should you decide to annuitize (that is, change your Contract to a payout mode rather than an accumulation mode), your Accumulation Units will be converted to Annuity Units. Your periodic Annuity Payout will be based upon the number of Annuity Units to which you became entitled at the time you decided to annuitize and the value of each unit on the Valuation Date. See THE CONTRACTS.

WHAT CAN I DO THROUGH THE INTERNET SERVICE CENTER? Almost every transaction can be accomplished through the Internet Service Center. Only in very rare cases will transactions bypass the Internet Service Center. Documents can be received, accounts can be monitored, funds moved from one Subaccount to another, addresses changed, Beneficiaries changed, funds withdrawn from the Contract, etc. As technology matures the ease with which transactions can be performed through the Internet Service Center will improve. For security reasons you may be issued a PIN or password. Also, for legal reasons, certain transactions, such as change of Beneficiary or Withdrawal of funds from the Contract, will require the Contractowner to print or write a document, sign it, and mail or fax it to us.

WHAT CHARGES ARE ASSOCIATED WITH THIS CONTRACT? Should you decide to withdraw Contract Value before your initial Purchase Payment has been in your Contract for a period of three years, you will incur a Surrender Charge of anywhere from 1% to 3% of Contract Value. (Note: This charge is not assessed upon either, (1) a Surrender of this Contract as a result of the death of the Contractowner, or in the case of joint Contractowners, the death of one of the Contractowners, or
(2) election of an Annuity Payout Option available within this Contract.

If your state assesses a premium tax with respect to your Contract, then at the time the tax is incurred (or at such other time as we may choose), we will deduct those amounts from Purchase Payments or Contract Value, as applicable.

We assess annual charges in the aggregate amount of .55% against the daily net asset value of the VAA, including that portion of the account attributable to your Purchase Payments. This charge is the annuity asset charge. For a complete discussion of the charges associated with the Contract, see CHARGES AND OTHER DEDUCTIONS.

The VAA pays a fee to its Investment Advisor, based upon the average daily net asset value of each Fund or Series. In addition, there are other expenses associated with the daily operation of the Funds and Series. See the EXPENSE TABLES. These fees and expenses are more fully described in the prospectus for the Funds and Series.

HOW MUCH MUST I PAY, AND HOW OFTEN? Subject to the minimum payments and maximum total stated on the first page of the Prospectus, the amount and frequency of your payments are completely flexible. See THE CONTRACT--PURCHASE PAYMENTS.

HOW WILL MY ANNUITY PAYOUTS BE CALCULATED? If you decide to annuitize, you elect an Annuity Payout Option. Once you have done so, your periodic payout will be based upon a number of factors. The changing values of the funds in which you have invested will be one factor. See Annuity payouts. REMEMBER THAT PARTICIPANTS IN THE VAA BENEFIT FROM ANY GAIN, AND TAKE A RISK OF ANY DROP, IN THE VALUE OF THE SECURITIES IN THE FUNDS' OR SERIES' PORTFOLIOS.

WHAT HAPPENS IF I DIE BEFORE I ANNUITIZE? The Beneficiary whom you designate will receive the then current value of the Contract. Your Beneficiary will have certain options for how the money is to be paid out. SEE DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE.

MAY I TRANSFER CONTRACT VALUE BETWEEN FUNDS OR SERIES? Yes. Transfers are allowed before the Annuity Commencement Date. Transfers are limited to three times annually after the Annuity Commencement Date. See THE CONTRACTS -- TRANSFERS BETWEEN SUBACCOUNTS ON OR BEFORE THE ANNUITY COMMENCEMENT DATE AND TRANSFERS AFTER THE ANNUITY COMMENCEMENT DATE.

MAY I SURRENDER THE CONTRACT OR MAKE A WITHDRAWAL? Yes, subject to Contract requirements. See SURRENDERS AND WITHDRAWALS.

If you Surrender the Contract or make a Withdrawal, certain charges may be assessed, as discussed above and under Charges and other deductions. In addition, the Internal Revenue Service (IRS) may assess a 10% premature withdrawal penalty tax. A Surrender or a Withdrawal may be subject to 10% withholding. See FEDERAL TAX STATUS -- WITHHOLDING.

DO I GET A FREE LOOK AT THIS CONTRACT? Yes. If within ten days (or a longer period if required by law) of the date you receive the signed Contract through the Internet Service Center, you cancel the Contract through the Internet Service Center or return it, postage prepaid to the home office of Lincoln Life, it will be canceled. During this period, your Purchase Payments will be invested in the Money Market Fund. See RETURN PRIVILEGE.

CONDENSED FINANCIAL INFORMATION

Because the Subaccounts which are available under the Contract did not begin operation before the date of this prospectus, financial information for the Subaccounts is not included in this prospectus or in the SAI.

INVESTMENT RESULTS

At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without Surrender Charges. Results calculated without Surrender Charges will be higher. Total returns include the reinvestment of all distributions, which are reflected in changes in Accumulation Unit value. See the SAI for further information.

FINANCIAL STATEMENTS

The financial statements for LINCOLN LIFE are located in the SAI. If you would like a free copy of the SAI, you may download it from our Internet Service Center.

LINCOLN NATIONAL LIFE INSURANCE CO.

LINCOLN LIFE was founded in 1905 and is organized under Indiana law. We are one of the largest stock life insurance companies in the United States. We are owned by Lincoln National Corp. (LNC) which is also organized under Indiana law. LNC's primary businesses are insurance and financial services. Lincoln Life is the issuer of the variable annuity Contracts. The obligations set forth in the Contracts, other than those of the Contractowner, are our obligations. We also serve as principal underwriter for the Contracts.

VARIABLE ANNUITY ACCOUNT (VAA)

On February 7, 1989, the VAA was established as an insurance company separate account under Indiana law. The VAA is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act), but the SEC does not supervise the VAA or LINCOLN LIFE.

The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of LINCOLN LIFE. The VAA is used to support annuity contracts other than the contract described in this prospectus. The VAA satisfies the definition of separate account under the federal securities laws.

We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the FUNDS and SERIES. You assume the full investment risk for all amounts placed in the VAA.

INVESTMENTS OF THE VARIABLE ANNUITY ACCOUNT

You decide the SUBACCOUNT(s) to which you allocate PURCHASE PAYMENTS. The VAA consists of several SUBACCOUNTS. A separate SUBACCOUNT corresponds to each FUND and SERIES. You may change your allocations without penalty or charges. Shares of the FUNDS and SERIES will be sold at net asset value (See the Appendix to the FUNDS' prospectuses for an explanation of net asset value) to the VAA in order to fund the Contracts. The FUNDS and SERIES are required to redeem their shares at net asset value upon our request. We reserve the right to add, delete or substitute FUNDS and SERIES, subject to any regulatory approval.

INVESTMENT ADVISOR

LINCOLN INVESTMENT (owned by LNC) is the ADVISOR for each of the FUNDS and is primarily responsible for the investment decisions affecting the FUNDS. The services it provides are explained in the prospectuses of the FUNDS. Under an advisory agreement with each FUND, LINCOLN INVESTMENT provides portfolio management and investment advice to that FUND, subject to the supervision of the FUND'S Board of Directors.

Additionally, LINCOLN INVESTMENT currently has six sub-advisory agreements in which the sub-advisor may perform some or substantially all the investment advisory services required by those respective FUNDS.

No additional compensation from the assets of those FUNDS will be assessed as a result of the sub-advisory agreements.

Following is a chart that shows the Fund names and the six sub-advisors under LINCOLN INVESTMENT (the ADVISOR):

SUB-ADVISOR            FUND
---------------------------------------------------
Delaware
  International
  Advisors, Ltd.       International

---------------------------------------------------
Fidelity Management
  Trust Co.            Equity-Income
---------------------------------------------------
Janus Capital Corp.    Capital Appreciation
---------------------------------------------------
Lynch & Mayer, Inc.    Aggressive Growth
---------------------------------------------------
Putnam Investment
  Management, Inc.     Global Asset Allocation
---------------------------------------------------
Vantage Investment
  Advisors             Growth and Income; Managed
                       (for stock portfolio);
                       Social Awareness; and
                       Special Opportunities
---------------------------------------------------

The Bond and Money Market FUNDS do not have sub-advisors.

DELAWARE MANAGEMENT, an indirect subsidiary of LNC, is the advisor for the TREND SERIES and the DECATUR TOTAL RETURN SERIES and is primarily responsible for the investment decisions affecting the SERIES. Delaware International Advisers Ltd. (Delaware International), an affiliate of DELAWARE MANAGEMENT, furnishes investment management services to the GLOBAL BOND SERIES.

Additional information about DELAWARE MANAGEMENT and Delaware International may be found in the Delaware Group Premium Fund, Inc. prospectuses under MANAGEMENT OF THE FUND.

FUNDS/SERIES

Following are brief summaries of the investment objectives and policies of the FUNDS and SERIES. The year in which each FUND or SERIES started trading is in parentheses. There is more detailed information in the current prospectuses for the FUNDS and SERIES.

All of the FUNDS with the exception of the Special Opportunities Fund are diversified, open-end management investment companies. Diversified funds do not own too large a percentage of the securities of any one company. An open-end company is one which, in this case, permits LINCOLN LIFE to sell its shares back to the FUND or SERIES when you make a WITHDRAWAL, Surrender the CONTRACT or transfer from one FUND or SERIES to another. Management investment company is the legal term for a mutual fund. The Special Opportunities Fund is open-end, but is non-diversified. Non-diversified means the FUND may own a larger percentage of the securities of particular companies than will a diversified company. These definitions are very general. The precise legal definitions for these terms are contained in the Investment Company Act of 1940. PLEASE BE ADVISED THAT THERE IS NO ASSURANCE THAT ANY OF THE FUNDS OR SERIES WILL ACHIEVE ITS STATED OBJECTIVES.

FUNDS

  1. Aggressive Growth Fund (1994) -- The investment objective is to increase the value of your shares (capital appreciation). The FUND invests in stocks of smaller, lesser-known companies which have a chance to grow significantly in a short time.

  2. Bond Fund (1981) -- The investment objective is maximum current income consistent with prudent investment strategy. The FUND invests primarily in medium-and long-term corporate and government bonds.

  3. Capital Appreciation Fund (1994) -- The investment objective is long-term growth of capital in a manner consistent with preservation of capital. The FUND primarily buys stock in companies of all sizes that are competing well and with products or services that are in high demand. It may also buy some money market securities and bonds, including high risk (junk) bonds.

  4. Equity-Income Fund (1994) -- The investment objective is to achieve reasonable income by investing primarily in income-producing equity securities. The FUND invests mostly in high-income stocks and some high-yielding bonds (including junk bonds).

  5. Global Asset Allocation Fund (1987) -- The investment objective is long-term return consistent with preservation of capital. The FUND invests in equity and fixed-income securities, both of U.S. and foreign issuers.

  6. Growth and Income Fund (1981) -- The investment objective is long-term capital appreciation. The FUND buys stocks of established companies.

  7. International Fund (1991) -- The investment objective is long-term capital appreciation. The FUND trades in securities issued outside the United States-- mostly stocks, with an occasional bond or money market security.

  8. Managed Fund (1983) -- The investment objective is maximum long-term total return (capital gains plus income) consistent with prudent investment strategy. The FUND invests in a mix of stocks, bonds, and money market securities, as determined by an investment committee.

  9. Money Market Fund (1981) -- The investment objective is maximum current income consistent with the preservation of capital. The FUND invests in short-term obligations issued U.S. corporation; the U.S. Government; and federally-chartered banks and U.S. branches of foreign banks.

  10. Social Awareness Fund (1988) -- The investment objective is long-term capital appreciation. The FUND buys stocks of established companies which adhere to certain specific social responsibility criteria.

  11. Special Opportunities Fund (1981) -- The investment objective is maximum capital appreciation. The FUND primarily invests in mid-size companies whose stocks have significant growth potential. Current income is a secondary consideration.

SERIES

Following are brief summaries of the investment objectives and policies of the three SERIES being offered by Delaware Group Premium Fund, Inc. More detailed information may be obtained from the current prospectuses for those SERIES. PLEASE BE ADVISED THAT THERE IS NO ASSURANCE THAT ANY OF THE SERIES WILL ACHIEVE ITS STATED OBJECTIVES.

  1. Decatur Total Return Series -- seeks the highest possible total rate of return by selecting issues that exhibit the potential for capital appreciation while providing higher than average dividend income. Decatur Total Return Series invests generally, but not exclusively, in common stocks and income-producing securities convertible into common stocks, consistent with the SERIES' objective.

  2. Trend Series -- seeks long-term capital appreciation by investing primarily in small-cap common stocks and convertible securities of emerging and other growth-oriented companies. These securities will have been judged to be responsive to changes in the market place and to have fundamental characteristics to support growth. Income is not an objective.

  3. Global Bond Series -- seeks current income consistent with preservation of principal by investing primarily in fixed income securities that may also provide the potential for capital appreciation. This SERIES is a global fund. As such, at least 65% of the SERIES' assets will be invested in fixed income securities of issuers organized or having a majority of their assets in or deriving a majority of their operating income in at least three different countries, one of which may be the United States.

Shares of the FUNDS and SERIES are sold to LINCOLN LIFE for investment of the assets of the VAA, Lincoln Life Variable Annuity Account Q and Lincoln Life Flexible Premium Variable Life Account K and for variable life insurance contracts. Shares of some, but not all, of the FUNDS are also sold to LINCOLN LIFE for investment of the assets of Lincoln Life Flexible Premium Variable Life Accounts D and G, also to fund variable life insurance contracts. In addition, shares of the Delaware Group Premium Fund, Inc. are sold to separate accounts of life insurance companies other than LINCOLN LIFE. See OTHER INFORMATION. Shares of the Funds and Series are not sold directly to the general public.

We will purchase shares of the Funds and Series at net asset value and direct them to the appropriate Subaccounts of the VAA. We will redeem sufficient shares of the appropriate Funds and Series to pay annuity payouts, Death Benefits, Surrender/Withdrawal proceeds or for purposes described in the Contract. If you desire to transfer all or part of your investment from one Subaccount to another, we may redeem shares held in the that Subaccount and purchase shares for the other Subaccount. The shares are retired, but they may be reissued later.

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

All of the investment objectives of the FUNDS and SERIES are fundamental, which means that no changes may be made without the affirmative vote of a majority of the outstanding voting securities of each respective FUND or SERIES. The extent to which the particular investment policies, practices or restrictions for each FUND or SERIES are fundamental or non-fundamental depends on the particular FUND or SERIES. If they are non-fundamental, they may be changed by the Board of Directors of the FUNDS or SERIES without shareholder approval.

You are urged to consult the Prospectus and SAI for each individual FUND or SERIES for additional information regarding the fundamental and non-fundamental policies, practices and restrictions of each of the FUNDS and SERIES.

REINVESTMENT

All dividend and capital gain distributions of the FUNDS and SERIES are automatically reinvested in shares of the distributing FUNDS and SERIES at their net asset value on the date of distribution. Dividends are not paid out to Contractowners as additional Accumulation Units or Annuity Units, but are reflected in changes in unit values.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, within the law, to make additions, deletions and substitutions for the FUNDS and SERIES held by the VAA. (We may substitute shares of another SERIES or of other FUNDS for shares already purchased, or to be purchased in the future, under the CONTRACT. This substitution might occur if shares of a FUND and SERIES should no longer be available, or if investment in any FUND'S and SERIES' shares should no longer be available, or if investment in any Fund's and Series' share should become inappropriate, in the judgement of our management, for the purposes for the Contract.) LINCOLN LIFE shall give the owner notice of the elimination and substitution of any FUND or SERIES within fifteen days after such substitution occurs. Such notice will be placed in your personal folder at the Internet Service Center and sent to your last known e-mail address. Any such elimination, substitution or addition will be subject to compliance with any applicable regulatory requirements.

CHARGES AND OTHER DEDUCTIONS

We will deduct the charges described below to cover our costs and expenses for services provided and risks assumed under the Contracts. We incur certain costs and expenses for the distribution and administration of the Contracts and for providing the benefits payable thereunder. More particularly, our administrative services include: processing applications for and issuing the Contracts; processing purchases and redemptions of FUND or SERIES shares as required (including dollar cost averaging, cross-reinvestment, and automatic Withdrawal services); maintaining records; administering annuity payouts; furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values); reconciling and depositing cash receipts; providing Contract confirmations; and furnishing an Internet Service Center. The risks we assume include: the risk that the actual life-span of persons receiving annuity payouts under Contract guarantees will exceed the assumptions reflected in our guaranteed rates (these rates are incorporated in the Contract and cannot be changed); the risk that more owners than expected will qualify for waivers of the Surrender Charge; and the risk that our costs in providing the services will exceed our revenues from Contract charges (which cannot be changed by us). The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the Surrender Charge collected may not fully cover all of the sales and distribution expenses actually incurred by us.

DEDUCTIONS FROM THE VAA FOR [EANNUITY]

We deduct from the VAA an amount, computed daily, which is equal to an annual rate of 0.55% of the daily net asset value. This is our annuity asset charge.

SURRENDER CHARGE

The Surrender Charge percentage applies (except as described below) to Surrenders or Withdrawals according to the following schedule:

                         CONTRACT YEAR
                         1           2           3           4 OR MORE
-----------------------------------------------------------------------------
Surrender Charge as %
  of
  Contract Value
  Withdrawn                      3%          2%          1%             0%

A Surrender Charge does not apply to:

  1. A Surrender or Withdrawal after the initial payment has been invested at least three full years.

  2. Annuitization of the Contract by electing an Annuity Payout Option available within the Contract.

  3. A Surrender of the Contract as a result of the death of the Contractowner; or in the case of joint Contractowners, the death of one of the Contractowners. The Surrender Charges are not waived as a result of the death of an Annuitant who is not the Contractowner.

If a non-natural person (e.g., a corporation) is the Contractowner, the Annuitant will be considered the Contractowner for purposes of (3) above.

DEDUCTIONS FOR PREMIUM TAXES

Any premium tax or other tax levied by any governmental entity as a result of the existence of the Contracts or the VAA will be deducted from the CONTRACT VALUE when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes will vary, depending upon the law of your state of residence. In those states which tax these premiums, the tax generally ranges from 0.5% to 4.0%.

OTHER CHARGES AND DEDUCTIONS

There are deductions from and expenses paid out of the assets of the underlying SERIES that are more fully described in the prospectus for the SERIES.

ADDITIONAL INFORMATION

The Surrender Charges described previously may be reduced or eliminated for any particular Contract. However, these charges will be reduced only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economies associated with (1) the Internet Service Center; (2) the use of mass enrollment procedures; (3) the performance of administrative or sales functions by the employer; (4) the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees; or (5) any other circumstances which reduce distribution or administrative expenses. The exact amount of Surrender Charges applicable to a particular Contract will be stated in that Contract.

THE CONTRACT

PURCHASE OF CONTRACT

If you wish to purchase a CONTRACT, you must apply for it through the Internet Service Center. When we receive the completed application, we decide whether to accept or reject it. If the application is accepted, a Contract is prepared and executed by our legally authorized officers. The Contract is then sent to you through the Internet Service Center. See DISTRIBUTION OF THE CONTRACTS.

Once a completed application and all other information necessary for processing a purchase order are received, the initial PURCHASE PAYMENT will be invested in the VAA no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold the initial PURCHASE PAYMENT for no more than five business days. If an incomplete application cannot be completed within those five days, you will be informed of the reasons, and the PURCHASE PAYMENT will be returned immediately (unless you specifically authorize us to keep it until the application is complete). Once the application is complete, the initial PURCHASE PAYMENT must be invested in the VAA within two business days.

WHO CAN INVEST

To apply for a CONTRACT, you must be of legal age in a state where the CONTRACTS may be lawfully sold and also be eligible to participate in any of the qualified or nonqualified plans for which the CONTRACTS are designed. A Contractowner cannot be older than age 85 (or older than age 80 in Pennsylvania).

PURCHASE PAYMENTS

The minimum initial Purchase Payment is $1,000. Subsequent Purchase Payments to the Contract must be at least $100. Lincoln Life reserves the right to limit the sum of Purchase Payments made under this Contract to $5,000,000. Payments may be made or, if stopped, resumed at any time until the Annuity Commencement Date, the Surrender of the Contract, the maturity date or the death of the Contractowner (or joint Contractowner, if applicable), whichever comes first.

VALUATION DATE

ACCUMULATION UNITS and ANNUITY UNITS will be valued once daily at the close of trading (currently 4:00 p.m., EST) on each day the New York Stock Exchange is open (Valuation Date). On any date other than a VALUATION DATE, the ACCUMULATION UNIT value and the ANNUITY UNIT value will not change.

ALLOCATION OF PURCHASE PAYMENTS

PURCHASE PAYMENTS are placed into the VAA'S SUBACCOUNTS. Following your allocation instructions, each VAA SUBACCOUNT invests in shares of the corresponding FUND or SERIES.

Upon allocation to the appropriate SUBACCOUNT, PURCHASE PAYMENTS are converted into ACCUMULATION UNITS. The number of ACCUMULATION UNITS credited is determined by dividing the amount allocated to each SUBACCOUNT by the value of an ACCUMULATION UNIT for that SUBACCOUNT on the VALUATION DATE on which the PURCHASE PAYMENT is received at our home office if received before 4:00 p.m., New York time. If the PURCHASE PAYMENT is received at or after 4:00 p.m., New York time, we will use the ACCUMULATION UNIT value computed on the next VALUATION DATE. The number of ACCUMULATION UNITS determined in this way is not changed by any subsequent change in the value of an ACCUMULATION UNIT. However, the dollar value of an ACCUMULATION UNIT will vary depending not only upon how well the underlying FUND'S investments perform, but also upon the expenses of the VAA and the underlying FUNDS.

VALUATION OF ACCUMULATION UNITS

The CONTRACT VALUE at any time prior to the ANNUITY COMMENCEMENT DATE equals the sum of the values of the ACCUMULATION UNITS credited in the SUBACCOUNTS under the CONTRACT.

The value of a SUBACCOUNT on any VALUATION DATE is the number of ACCUMULATION UNITS in the SUBACCOUNT multiplied by the value of an ACCUMULATION UNIT in the SUBACCOUNT at the end of the VALUATION PERIOD.

ACCUMULATION UNITS for each SUBACCOUNT are valued separately. Initially, the value of an ACCUMULATION UNIT was arbitrarily established at the inception of the SUBACCOUNT. It may increase or decrease from VALUATION PERIOD to VALUATION PERIOD. The ACCUMULATION UNIT value for a SUBACCOUNT for any later VALUATION PERIOD is determined as follows:

  (1) THE TOTAL VALUE OF FUND OR SERIES SHARES HELD IN THE SUBACCOUNT is calculated by multiplying the number of FUND or SERIES shares owned by the SUBACCOUNT at the beginning of the VALUATION PERIOD by the Net Asset Value Per Share of the FUND or SERIES at the end of the VALUATION PERIOD, and adding any dividend or other distribution of the FUND or SERIES if an ex-dividend date occurs during the Valuation Period; MINUS

  (2) THE LIABILITIES OF THE SUBACCOUNT AT THE END OF THE VALUATION PERIOD (such liabilities include daily charges imposed on the SUBACCOUNT, and may include a charge or credit with respect to any taxes paid or reserved for by LNL that LNL determines are as a result of the operations from the VARIABLE ACCOUNT); the result DIVIDED BY

  (3) THE OUTSTANDING NUMBER OF ACCUMULATION UNITS IN THE SUBACCOUNT AT THE BEGINNING OF THE VALUATION PERIOD.

The daily charges imposed on a SUBACCOUNT for any VALUATION PERIOD represent the annuity asset charge adjusted for the number of calendar days in the VALUATION PERIOD. On an annual basis the annuity asset charge will not exceed 0.55%. The ACCUMULATION UNIT value and ANNUITY UNIT value may increase or decrease the dollar value of benefits under the CONTRACT. The dollar value of benefits will not be adversely affected by expenses incurred by LNL.

TRANSFERS BETWEEN SUBACCOUNTS ON OR BEFORE THE ANNUITY COMMENCEMENT DATE

You may transfer all or a portion of your investment from one SUBACCOUNT to another. A transfer involves the SURRENDER OF ACCUMULATION UNITS in one SUBACCOUNT and the purchase of ACCUMULATION UNITS in the other SUBACCOUNT. A transfer will be done using the respective ACCUMULATION UNIT values determined at the end of the VALUATION DATE on which the transfer request is received. Currently, there is no charge for a transfer. However, we reserve the right to impose a charge in the future for transfers.

LINCOLN LIFE reserves the right to refuse a transfer if, in the Investment Advisor's judgement, we would be unable to invest effectively according to the FUND'S or SERIES' investment objectives as result of such a transfer. We reserve the right to revise the transfer privilege at any time.

A transfer may be made through our Internet Service Center or by writing to our home office. In order to prevent unauthorized or fraudulent Internet transfers, we may require CONTRACTOWNERS to provide certain identifying information before we will act upon their instructions. We may also assign the CONTRACTOWNER a password to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Confirmation of all transfer requests will be mailed electronically to the CONTRACTOWNER on the next VALUATION DATE. Internet transfers will be processed on the VALUATION DATE that they are received when they are received at our Internet Service Center before 4 p.m. EST.

When thinking about a transfer of CONTRACT VALUE, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time.

TRANSFERS AFTER THE ANNUITY COMMENCEMENT DATE

You may transfer all or a portion of your investment in one SUBACCOUNT to another SUBACCOUNT. Those transfers will be limited to three times per CONTRACT YEAR. Currently, there is no charge for these transfers. However, we reserve the right to impose a charge in the future for transfers.

DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE

You may designate a BENEFICIARY during your lifetime and, unless prohibited by a previous designation, change the BENEFICIARY by filing a written request with our home office, or through our Internet Service Center. Each change of BENEFICIARY revokes any previous designation. We reserve the right to request that you send us the CONTRACT for endorsement of a change of BENEFICIARY.

If there is a single CONTRACTOWNER and the CONTRACTOWNER dies before the ANNUITY COMMENCEMENT DATE, the DEATH BENEFIT paid to the designated Beneficiary will be the CONTRACT VALUE as of the day on which Lincoln Life approves the payment of the claim.

The value of the DEATH BENEFIT will be determined as of the date on which the death claim is approved for payment. This approval will be granted upon receipt of: (1) proof, satisfactory to us, of the death of the owner; (2) written authorization for payment; and (3) our receipt of all required claim forms, fully completed.

If a lump sum settlement is requested, the proceeds will be paid within seven days of receipt of satisfactory claim documentation as discussed previously. This payment may be postponed as permitted by the 1940 Act.

Payment will be made in accordance with applicable laws and regulations governing payment of DEATH BENEFITS. No payment will be allowed that does not satisfy the requirements of Code section 72(s) or 401(a)(9) as applicable, as amended from time to time.

Unless otherwise provided in the BENEFICIARY designation, one of the following procedures will take place on the death of a BENEFICIARY:

  1. If any BENEFICIARY dies before the CONTRACTOWNER, that BENEFICIARY'S interest will go to any other BENEFICIARIES named, according to their respective interests; and/or

  2. If no BENEFICIARY survives the CONTRACTOWNER, the proceeds will be paid to the CONTRACTOWNER'S estate.

The DEATH BENEFIT payable to the BENEFICIARY must be distributed within five years of the CONTRACTOWNER'S date of death unless the BENEFICIARY begins receiving within one year of the CONTRACTOWNER'S death substantially equal installments over a period not extending beyond the BENEFICIARY'S life expectancy.

If the BENEFICIARY is the spouse of the CONTRACTOWNER, then the spouse may elect to continue the CONTRACT as CONTRACTOWNER. If the CONTRACTOWNER is a corporation or other non-individual (non-natural person), the death of the ANNUITANT will be treated as death of the CONTRACTOWNER and the above distribution rules apply.

If there are joint CONTRACTOWNERS, upon the death of the first joint CONTRACTOWNER, the surviving joint CONTRACTOWNER will receive the DEATH BENEFIT.The surviving joint CONTRACTOWNER will be treated as the primary, designated BENEFICIARY. Any other BENEFICIARY designation on record at the time of death will be treated as a contingent BENEFICIARY.

If the surviving joint CONTRACTOWNER, as spouse of the deceased joint CONTRACTOWNER, continues the CONTRACT as the sole owner in lieu of receiving the DEATH BENEFIT, then the designated BENEFICIARY(S) will receive the DEATH BENEFIT upon the death of the surviving spouse.

JOINT OWNERSHIP

If a joint CONTRACTOWNER is named in the application, the joint CONTRACTOWNERS shall be treated as having equal undivided interests in the CONTRACT. Either CONTRACTOWNER, independently of the other, may exercise any ownership rights in this CONTRACT. Only spouses may be joint CONTRACTOWNERS.

DEATH OF ANNUITANT

If the ANNUITANT is also the CONTRACTOWNER or a joint CONTRACTOWNER, then the DEATH BENEFIT will be subject to the provisions of this CONTRACT regarding death of the CONTRACTOWNER. If the surviving spouse assumes the CONTRACT, the contingent ANNUITANT becomes the ANNUITANT. If no contingent ANNUITANT is named, the surviving spouse becomes the ANNUITANT.

If an ANNUITANT who is not the CONTRACTOWNER or joint CONTRACTOWNER dies, then the contingent ANNUITANT, if any, becomes the ANNUITANT. If no contingent ANNUITANT is named, the CONTRACTOWNER (or joint owner if younger) becomes the ANNUITANT.

SURRENDERS AND WITHDRAWALS

Before the ANNUITY COMMENCEMENT DATE, we will allow the SURRENDER of the CONTRACT or a WITHDRAWAL of the CONTRACT VALUE upon your written request or through the our Internet Service Center, subject to the rules discussed below. None of the current annuitization options allow SURRENDER or WITHDRAWAL rights after the ANNUITY COMMENCEMENT DATE.

The CONTRACT VALUE available upon SURRENDER/WITHDRAWAL is the CASH SURRENDER VALUE at the end of the VALUATION PERIOD during which the request for SURRENDER/WITHDRAWAL is received at the home office or Internet Service Center. Unless a request for WITHDRAWAL specifies otherwise, WITHDRAWALS will be made from all SUBACCOUNTS within the VAA in the same proportion that the amount of WITHDRAWAL bears to the total CONTRACT VALUE. The minimum amount which can be withdrawn is $300, and the remaining CONTRACT VALUE must be at least $1000. Unless prohibited, SURRENDER/WITHDRAWAL payments will be mailed or electronically transferred within seven days after we receive a valid request at the home office or through the Internet Service Center. The payment may be postponed as permitted by the Investment Company Act of 1940.

There may be charges associated with SURRENDER of a CONTRACT or WITHDRAWAL of CONTRACT VALUE. These charges are deducted from the amount you request to be withdrawn. See CHARGES AND OTHER DEDUCTIONS.

The tax consequences of a SURRENDER or WITHDRAWAL are discussed later in this booklet. See FEDERAL TAX STATUS.

We reserve the right to terminate the CONTRACT, if your CONTRACT fails to meet minimum CONTRACT VALUE or payment frequencies as set forth in your state's nonforfeiture law for individual deferred annuities.

AMENDMENT OF CONTRACT

We reserve the right to amend the CONTRACT to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified of any changes, modifications or waivers.

OWNERSHIP

As CONTRACTOWNER, you have all rights under the CONTRACT. According to Indiana law, the assets of the VAA are held for the exclusive benefit of all CONTRACTOWNERS and their designated BENEFICIARIES. The assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. IRAs may not be assigned or transferred except as permitted by a domestic relations order and upon written notification to us. We assume no responsibility for the validity or effect of any assignment, which we reasonably believe to be authentic. Consult your tax ADVISOR about the tax consequences of an assignment.

CONTRACTOWNER QUESTIONS

The obligations to purchasers under the CONTRACTS are those of LINCOLN LIFE. Questions about your CONTRACT should be directed to us through our Internet Service Center.

ANNUITY PAYOUTS

You may select any ANNUITY COMMENCEMENT DATE permitted by law. The CONTRACT provides optional forms of payouts of annuities, each of which is payable on a variable basis. Annuity payments to you under any of the ANNUITY PAYOUT OPTIONS are made on a monthly basis. Following are explanations of the ANNUITY PAYOUT OPTIONS available.

ANNUITY OPTIONS

LIFE ANNUITY. This option offers a periodic payout during the lifetime of the ANNUITANT and ends with the last payout before the death of the ANNUITANT. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a DEATH BENEFIT for BENEFICIARIES. HOWEVER, THERE IS THE RISK UNDER THIS OPTION THAT THE RECIPIENT WOULD RECEIVE NO PAYOUTS IF THE ANNUITANT DIES BEFORE THE DATE SET FOR THE FIRST PAYOUT; ONLY ONE PAYOUT IF DEATH OCCURS BEFORE THE SECOND SCHEDULED PAYOUT, AND SO ON.

LIFE INCOME WITH PAYOUTS GUARANTEED FOR DESIGNATED PERIOD. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the ANNUITANT. The designated period is selected by the CONTRACTOWNER.

JOINT LIFE ANNUITY. This option offers a periodic payout during the joint life time of the ANNUITANT and a designated joint ANNUITANT. The payouts continue during the lifetime of the survivor.

JOINT LIFE ANNUITY WITH GUARANTEED PERIOD. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the ANNUITANT and a designated joint ANNUITANT. The payouts continue during the lifetime of the survivor. The designated period is selected by the CONTRACTOWNER.

JOINT-AND-TWO-THIRDS SURVIVOR ANNUITY. This option provides a periodic payout during the joint lifetime of the ANNUITANT and a designated joint ANNUITANT. When one of the joint ANNUITANTS dies, the survivor receives two thirds of the periodic payout made when both were alive.

GENERAL INFORMATION

None of the options listed above currently provide WITHDRAWAL features permitting the CONTRACTOWNER to WITHDRAW commuted values as a LUMP SUM payment. We may make other options, with or without Withdrawal features, available. Options are only available to the extent they are consistent with the requirements of the CONTRACT as well as Sections 72(s) and 401(a)(9) of the CODE, if applicable. The annuity asset charge will be assessed on all VARIABLE ANNUITY PAYOUTS, including options that may be offered that do not have a life contingency and therefore no mortality risk.

The ANNUITY COMMENCEMENT DATE is usually on or before the CONTRACTOWNER'S 85th birthday. You may change the ANNUITY COMMENCEMENT DATE, change the annuity option or change the allocation of the investment among SUBACCOUNTS up to the scheduled ANNUITY COMMENCEMENT DATE, through our Internet Service Center or by written notice to the home office. You must give us at least 14 days notice before the date on which you want payouts to begin. If proceeds become available to a BENEFICIARY in a lump sum, the BENEFICIARY may choose any ANNUITY PAYOUT OPTION.

Unless you select another option, the CONTRACT automatically provides for a life annuity with annuity payouts guaranteed for 10 years (on a variable basis, in proportion to the SUBACCOUNT allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for payouts for a guaranteed period, the number of payouts which remain unpaid at the date of the ANNUITANT'S death (or surviving ANNUITANT'S death in case of joint life annuity) will be paid to the CONTRACTOWNER if living: otherwise to your BENEFICIARY as payouts become due.

VARIABLE ANNUITY PAYOUTS

Variable annuity payouts will be determined using:

  1.  The CONTRACT VALUE on the ANNUITY COMMENCEMENT DATE;

  2.  The annuity tables contained in the CONTRACT;

  3.  The ANNUITY PAYOUT OPTION selected; and

  4.  The investment performance of the FUND(S) and SERIES selected.

We determine the amount of ANNUITY PAYOUTS by:

  1.  Determining the dollar amount of the first periodic payout; then

  2. Crediting the CONTRACT with a fixed number of ANNUITY UNITS equal to the first periodic payout divided by the ANNUITY UNIT value; and

  3.  Calculating the value of the ANNUITY UNITS each period thereafter.

We assume an investment return of 5% per year, as applied to the applicable mortality table. The amount of each payout after the initial payout will depend upon how the underlying FUND(s) and SERIES perform, relative to the 5% assumed rate. The SAI contains a more complete explanation of this calculation.

FEDERAL TAX STATUS

This section is a discussion of the Federal income tax rules applicable to the CONTRACTS as of the date of this Prospectus. More information is provided in the SAI. THESE DISCUSSIONS AND THOSE IN THE SAI ARE NOT INTENDED AS TAX ADVICE. This section does not discuss the Federal tax consequences resulting from every possible situation. No attempt has been made to consider any applicable state, local, or foreign tax law, other than the imposition of any state premium taxes (See DEDUCTIONS FOR PREMIUM TAXES). If you are concerned about the tax implications with respect to the CONTRACTS, you should consult a tax advisor. The following discussion is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the IRS. The United States Congress has in the past and may again in the future enact legislation changing the tax treatment of annuities in both the non-qualified and IRA markets. The Treasury Department may issue new or amended regulations or other interpretations of existing law. Judicial interpretations may also affect the tax treatment of annuities. It is possible that such changes could have retroactive effect. We suggest that you consult your legal or tax advisor on these issues.

TAXATION OF NONQUALIFIED CONTRACTS

Generally, you are not taxed on increases in the value of your CONTRACT until a distribution occurs. This distribution can be in the form of a LUMP SUM payout received by requesting all or part of the CASH SURRENDER VALUE (i.e. SURRENDERS or WITHDRAWALS) or as ANNUITY PAYOUTS. For this purpose, the assignment or pledge of, or the agreement to assign or pledge, any portion of the value of a CONTRACT will be treated as a distribution. A change of ownership of a CONTRACT may result in tax consequences. The taxable portion of a distribution (in the form of a LUMP SUM payout or an annuity) is taxed as ordinary income. In general, a CONTRACTOWNER who is not a natural person (for example, a corporation), subject to limited exceptions, will be taxed on any increase in the CONTRACT'S cash value over the investment in the CONTRACT during the taxable year, even if no distribution occurs. (See Section 72(u) of the Code.) The next discussion applies to CONTRACTS owned by natural persons.

In the case of a SURRENDER under the CONTRACT or WITHDRAWAL of CONTRACT VALUE, generally amounts received are first treated as taxable income to the extent that the cash value of the CONTRACT immediately before the SURRENDER exceeds the investment in the CONTRACT at that time. Any additional amount withdrawn is not taxable. The investment in the CONTRACT generally equals the portion, if any, of any PURCHASE PAYMENT made by or on behalf of an individual under a CONTRACT which is not excluded from the individual's gross income.

Even though the tax consequences may vary depending on the form of ANNUITY PAYOUT selected under the CONTRACT, the CONTRACTOWNER of an ANNUITY PAYOUT generally is taxed on the portion of the ANNUITY PAYOUT that exceeds the investment in the CONTRACT. For variable ANNUITY PAYOUTS, the taxable portion is determined by a formula that establishes a specific dollar amount of each payout that is not taxed. The dollar amount is determined by dividing the investment in the CONTRACT by the total number of expected periodic payouts. For individuals, the entire distribution (whether fixed or variable) will be fully taxable once the recipient is deemed to have recovered the dollar amount of the investment in the CONTRACT.

There may be imposed a penalty tax on distributions equal to 10% of the amount treated as taxable income. The penalty tax is not imposed in certain circumstances--generally, distributions:

  1.  Received on or after the CONTRACTOWNER attains age 59 1/2;

  2.  Made as a result of death or disability of the CONTRACTOWNER;

  3. Received in substantially equal periodic payments such as a life annuity (subject to special recapture rules if the series of payouts is subsequently modified);

  4.  Under a qualified funding asset in a structured settlement;

  5.  Under an immediate annuity contract as defined in the CODE; and/or

  6. Under a CONTRACT purchased in connection with the termination of certain retirement plans.

TAXATION OF IRAS

The CONTRACTS may be purchased in connection with traditional and Roth Individual Retirement Annuities (IRAs), qualified under Sections 408 and 408A of the Code.

The tax rules applicable to these IRAs, including restrictions on contributions and benefits, taxation of distributions and any tax penalties are covered in the SAI.

MULTIPLE CONTRACTS

All CONTRACTS issued by the same insurance company (or its affiliates) to the same CONTRACTOWNER during any calendar year will be treated as a single CONTRACT for tax purposes.

INVESTOR CONTROL

The Treasury Department has indicated that guidelines may be issued under which a variable annuity CONTRACT will not be treated as an annuity contract for tax purposes if the CONTRACTOWNER has excessive control over investments underlying the CONTRACT. They may consider the number of investment options or the number of transfer opportunities available between options as relevant when determining excessive control. The issuance of those guidelines may require us to impose limitations on your right to control the investment. We do not know whether any such guidelines would have a retroactive effect.

Section 817(h) of the CODE and the related regulation that the Treasury Department has adopted require that assets underlying a variable annuity CONTRACT be adequately diversified. The regulations provide that a variable annuity CONTRACT which does not satisfy the diversification standards will not be treated as an annuity CONTRACT, unless the failure to satisfy the regulations was inadvertent, the failure is corrected, and the CONTRACTOWNER or we pay an amount to the Internal Revenue

Service. The amount will be based on the tax that would have been paid by the CONTRACTOWNER if the income, for the period the CONTRACT was not diversified, had been received by the CONTRACTOWNER. If the failure to diversify is not corrected in this manner, the CONTRACTOWNER of an annuity CONTRACT will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account. We believe, under our interpretation of the CODE and regulations thereunder, that the investments underlying this CONTRACT meet these diversification standards.

WITHHOLDING

Generally, annuity distributions are subject to withholding for the recipient's Federal income tax liability at a rate of 10%. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions.

VOTING RIGHTS

As required by law, we will vote the FUNDS and SERIES shares held in the VAA at meetings of the shareholders of the various FUNDS and SERIES. The voting will be done according to the instructions of CONTRACTOWNERS who have interests in any SUBACCOUNTS which invest in a FUND or FUNDS and SERIES. If the Investment Company Act of 1940 or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the FUND or SERIES shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a SUBACCOUNT to the total number of votes attributable to the SUBACCOUNT. In determining the number of votes, fractional shares will be recognized. After the Annuity Commencement Date, the votes attributable to a CONTRACT will decrease.

FUND shares of a class held in a SUBACCOUNT for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all CONTRACTS participating in that SUBACCOUNT. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting interest in a SUBACCOUNT will be sent proxy voting material, reports and other materials relating to the SERIES. Since the SERIES engages in shared funding, other persons or entities besides LINCOLN LIFE may vote SERIES shares.

DISTRIBUTION OF THE CONTRACTS

We are the distributors of the Contracts. They will be sold through the Internet Service Center we maintain for this purpose. We are registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and are a member of the National Association of Securities Dealers (NASD).

RETURN PRIVILEGE

Within the free-look period after you receive the CONTRACT, you may cancel it for any reason through our Internet Service Center or by delivering or mailing
it postage prepaid, to the HOME OFFICE at P.O. Box     (TBD), 1300 South Clinton
Street, Fort Wayne, Indiana, 46801. A CONTRACT canceled under this provision will be void. No Surrender Charge will be assessed.

The Purchase Payments will be invested in the Lincoln National Money Market Fund during the free-look period.

STATE REGULATION

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana Commissioner of Insurance.

Our books and accounts are subject to review and examination by the Indiana Insurance Department at all times. That Department conducts a full examination of our operations at least every five years.

RECORDS AND REPORTS

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with the DELAWARE SERVICE COMPANY, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. We will electronically mail to you, at your last known e-mail address, at least semiannually after the first CONTRACT YEAR, reports containing information required by that Act or any other applicable law or regulation.

OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the CONTRACTS being offered here. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, LINCOLN LIFE and the CONTRACTS offered. Statements in this prospectus about the content of CONTRACTS and other legal instruments are summaries. For the complete text of those CONTRACTS and instruments, please refer to those documents as filed with the SEC.

Lincoln National Flexible Premium Variable Life Accounts D, G and K (all registered as investment companies under the 1940 Act) are authorized to invest assets in the following FUNDS and SERIES: Bond, Growth and Income, Managed, Money Market and Special Opportunities (for Account D); Growth and Income and Special Opportunities (for Account G) and all FUNDS and SERIES for Account K. Through the VAA and the Variable Life Accounts we are the sole shareholder in the eleven FUNDS. However, we are not the sole shareholder of SERIES shares in the Delaware Group Premium Fund, Inc. Collectively, the VAA and the Variable Life Accounts may be referred to in the Prospectus and in the SAI as the VARIABLE ACCOUNTS. Due to differences in redemption rates, tax treatment or other considerations, the interests of CONTRACTOWNERS under the Variable Life Accounts could conflict with those of CONTRACTOWNERS under the VAA. In those cases where assets from variable life and VARIABLE ANNUITY SEPARATE ACCOUNTS are invested in the same FUND or FUNDS or SERIES (i.e., where mixed funding occurs), the Boards of Directors of the FUNDS or SERIES involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any FUND or SERIES with another investment, that FUND or SERIES may have to liquidate securities on a disadvantageous basis. Refer to the prospectus for each FUND and SERIES for more information about mixed funding. In the future, we may purchase shares in the FUNDS and SERIES for one or more unregistered segregated investment accounts.

ADVERTISEMENTS/SALES LITERATURE

In marketing the VARIABLE ANNUITY CONTRACTS, we may refer to certain ratings assigned to us under the Rating System of the A.M. Best Co., Oldwick, New Jersey. The objective of Best's Rating System is to evaluate the various factors affecting the overall performance of an insurance company in order to provide Best's opinion about that company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of the insurance company. In marketing the CONTRACTS and the underlying FUNDS and SERIES, we may at times use data published by other nationally-known independent statistical services. These service organizations provide relative measures of such factors as an insurer's claim paying ability, the features of particular CONTRACTS, and the comparative investment performance of the FUNDS and SERIES with other portfolios having similar objectives. A few such services are: Duff & Phelps, the Lipper Group, Moody's, Morningstar, Standard and Poor's and VARDS. There is more information about each of these services under Advertising and sales literature in the SAI. Marketing materials may employ illustrations of compound interest and dollar-cost averaging; discuss automatic Withdrawal services; describe our customer base, assets, and our relative size in the industry. They may also discuss other features of LINCOLN LIFE, the VAA, the FUNDS, the SERIES and their investment management.

PREPARING FOR THE YEAR 2000

LINCOLN LIFE, as part of its year 2000 updating process, is responsible for the updating of the VAA related computer systems. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The year 2000 issue affects virtually all companies and organizations. An affiliate of LINCOLN LIFE, Delaware Services Company (Delaware), provides substantially all of the necessary accounting and valuation services for the VAA. Delaware, for its part, is responsible for updating all of its computer systems, including those which service VAA, to accommodate the year 2000. LINCOLN LIFE and Delaware have begun formal discussions with each other to asses the requirements for their respective systems to interface properly in order to facilitate the accurate and orderly operation of the VAA beginning in the year 2000.

The year 2000 issue is pervasive and complex and affects virtually every aspect of the businesses of both LINCOLN LIFE and Delaware (the Companies). The computer systems of the companies and their interfaces with the computer systems of vendors, suppliers, customers and other business partners are particularly vulnerable. The inability to properly recognize date-sensitive electronic information and to transfer data between systems could cause errors or even complete failure of systems, which would result in a temporary inability to process transactions correctly and engage in normal business activities for the VAA. The Companies respectively are redirecting significant portions of their internal information technology efforts and are contracting, as needed, with outside consultants to help update their systems to accommodate the year 2000. Also, in addition to the discussions with each other noted above, the Companies have respectively initiated formal discussions with other critical parties that interface with their systems to gain an understanding of the progress by those parties in addressing year 2000 issues. While the Companies are making substantial efforts to address their own systems and the systems with which they interface, it is not possible to provide assurance that operational problems will not occur. The Companies presently believe that, assuming the modification of existing computer systems, updates by vendors and conversion to new software and hardware, the year 2000 issue will not pose significant operations problems for their respective computer systems. In addition, the Companies are incorporating potential issues surrounding year 2000 into their contingency planning process, in the event that, despite these substantial efforts, there are unresolved year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the year 2000 issue could have a material adverse impact on the operation of the businesses of LINCOLN LIFE or Delaware, or both.

The cost of addressing year 2000 issues and the timeliness of completion will be closely monitored by management of the respective Companies. Nevertheless, there can be no guarantee either by LINCOLN LIFE or by Delaware the estimated costs will be achieved, and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems, and other uncertainties.

LEGAL PROCEEDINGS

LINCOLN LIFE is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will not have a material adverse effect of the financial position of LINCOLN LIFE.

During the 1990's class action lawsuits alleging sales practices fraud have been filed against many life insurance companies, and Lincoln Life has not been immune. Two lawsuits involve alleged fraud in the sale of interest-sensitive universal and whole life insurance policies. These two suits have been filed as class actions, although as of the date of this prospectus the court had not certified a class in either case. Plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class. Although the relief sought in these cases is substantial, the cases are in the early stages of litigation, and it is premature to make assessments about potential loss, if any. Management denies the allegations and intends to defend these suits vigorously. The amount of the liability, if any, which may arise as a result of these suits (exclusive of any indemnification from professional liability insurers) cannot be reasonably estimated at this time.

[Table of contents for SAI]

LINCOLN NATIONAL
VARIABLE ANNUITY ACCOUNT C (VAA) (REGISTRANT)

LINCOLN NATIONAL
LIFE INSURANCE COMPANY (DEPOSITOR)

STATEMENT OF ADDITIONAL INFORMATION (SAI)

This SAI should be read in conjunction with the eAnnuity Prospectus of the VAA
dated                  .
You may download a free copy of the eAnnuity VAA Prospectus from http://www.AnnuityNet.com or you may write Lincoln National Life Insurance Co., P.O. Box 2340, Fort Wayne, Indiana 46801.

TABLE OF CONTENTS

                                              PAGE
-------------------------------------------------------
GENERAL INFORMATION AND HISTORY
OF LINCOLN LIFE                                    B-2
-------------------------------------------------------
SPECIAL TERMS                                      B-2
-------------------------------------------------------
SERVICES                                           B-2
-------------------------------------------------------
PURCHASE OF SECURITIES BEING OFFERED               B-2
-------------------------------------------------------
UNDERWRITERS                                       B-2
-------------------------------------------------------
CALCULATION OF PERFORMANCE DATA                    B-2
-------------------------------------------------------

                                                PAGE
-------------------------------------------------------

ANNUITY PAYOUTS                                    B-5
-------------------------------------------------------
FEDERAL TAX STATUS                                 B-6
-------------------------------------------------------
DETERMINATION OF ACCUMULATION AND
ANNUITY UNIT VALUE                                 B-7
-------------------------------------------------------
ADVERTISING AND SALES
LITERATURE/GRAPHICS                                B-7
-------------------------------------------------------
FINANCIAL STATEMENTS                               B-8
-------------------------------------------------------

THIS SAI IS NOT A PROSPECTUS.

The date of this SAI is                  .

GENERAL INFORMATION
AND HISTORY OF
LINCOLN NATIONAL LIFE
INSURANCE CO. (LINCOLN LIFE)

The prior Depositor of the ACCOUNT, Lincoln National Pension Insurance Co., was merged into LINCOLN LIFE, effective January 1, 1989. LINCOLN LIFE, organized in 1905, is an Indiana stock insurance corporation, engaged primarily in insurance and financial services. LINCOLN LIFE is owned by Lincoln National Corp., a publicly held insurance holding company domiciled in Indiana.

SPECIAL TERMS

The special terms used in this SAI are the ones defined in the prospectus. They are italicized to make this document more understandable.

SERVICES

INDEPENDENT AUDITORS

The statutory-basis financial statements and schedules of LINCOLN LIFE appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports which also appear elsewhere in this document and in the Registration Statement. The financial statements and schedules audited by Ernst & Young LLP have been included in this document in reliance on their report given on their authority as experts in accounting and auditing.

KEEPER OF RECORDS

All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by LINCOLN LIFE. No separate charge against the assets of the VAA is made by LINCOLN LIFE for this service. We have entered into an agreement with DELAWARE SERVICE CO., 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA.

PRINCIPAL UNDERWRITER

LINCOLN LIFE is the principal underwriter for the VARIABLE ANNUITY CONTRACTS.

PURCHASE OF SECURITIES BEING OFFERED

The VARIABLE ANNUITY CONTRACTS are offered to the public through Lincoln Life's Internet Service Center. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the prospectus, the SURRENDER CHARGES may be waived.

There are exchange privileges between SUBACCOUNTS. (See Transfers of accumulation units between SUBACCOUNTS in the prospectus.) No exchanges are permitted between the VAA and other separate accounts.

UNDERWRITER

LINCOLN LIFE is the principal underwriter for the VARIABLE ANNUITY CONTRACTS. We may not offer a contract continuously or in every state. LINCOLN LIFE retains no underwriting commissions from the sale of the VARIABLE ANNUITY CONTRACTS.

CALCULATION OF PERFORMANCE DATA

A. MONEY MARKET FUNDED SUBACCOUNTS:

Standardized performance data is not included because, as of the date hereof, the CONTRACTS have not yet been sold. Nonstandardized performance data will be accompanied by standard performance data once available.

    1.  Seven-day yield: 4.37%
        Length of base period used in computing the yield: 7 days
        Last Day in the base period: December 31, 1997

    2. The yield reported above and in the table of condensed financial information in the Prospectus is determined by calculating the change in unit value for the base period (the 7-day period ended December 31, 1997); then dividing this figure by the account value at the beginning of the period; then annualizing this result by the factor of 365/7. This yield includes all deductions charged to the CONTRACTOWNER'S account, and excludes any realized gains and losses from the sale of securities.

B. OTHER SUBACCOUNTS:

    1. TOTAL RETURN -- the tables below show, for the various SUBACCOUNTS of the VAA, an average annual total return as of the stated periods, based upon a hypothetical initial PURCHASE PAYMENT of $1,000, calculated according to the formula set out after the table.

HISTORICAL FUND/SERIES PERFORMANCE ADJUSTED FOR CONTRACT AND VAA FEES AND CHARGES. Returns are provided for years before the fund and series were available investment options under the contract. Returns for those periods reflect an adjusted return as if those funds and series were available under the contract, and reflect the deduction of the annuity asset charge.

Tables 1A and 1B below assume a hypothetical investment of $1,000 at the beginning of the period via the subaccount investing in the applicable fund or series and withdrawal of the investment on 12/31/97. The adjusted returns shown thus reflect the annuity asset charge and the CDSC. THIS INFORMATION DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE.

TABLE 1A
SUBACCOUNT "ADJUSTED" AVERAGE ANNUAL RETURN

                                            1-YEAR       5-YEARS       10-YEARS
                                            ENDING        ENDING        ENDING
                                           12/31/97      12/31/97      12/31/97
---------------------------------------------------------------------------------
Bond
Commenced Activity on December 21, 1981
---------------------------------------------------------------------------------
Growth and Income
Commenced Activity on December 21, 1981
---------------------------------------------------------------------------------
International
Commenced Activity on May 1, 1991
---------------------------------------------------------------------------------
Managed
Commenced Activity on April 29, 1983
---------------------------------------------------------------------------------
Global Asset Allocation
Commenced Activity on August 3, 1987
---------------------------------------------------------------------------------
Social Awareness
Commenced Activity on May 2, 1988
---------------------------------------------------------------------------------
Special Opportunities
Commenced Activity on December 21, 1981
---------------------------------------------------------------------------------
Aggressive Growth
Commenced Activity on January 3, 1994
---------------------------------------------------------------------------------
Capital Appreciation
Commenced Activity on January 3, 1994
---------------------------------------------------------------------------------
Equity-Income
Commenced Activity on January 3, 1994
---------------------------------------------------------------------------------
Trend Series
Commenced Activity on May 1, 1996
---------------------------------------------------------------------------------
Decatur Total Return Series
Commenced Activity on May 1, 1996
---------------------------------------------------------------------------------
Global Bond Series
Commenced Activity on May 1, 1996
---------------------------------------------------------------------------------

* The lifetime of this SUBACCOUNT is less than the complete period indicated. The performance shown is for the period from commencement of activity.

TABLE 1B
SUBACCOUNT "ADJUSTED" CUMULATIVE TOTAL RETURN

                                            1-YEAR       5-YEARS       10-YEARS
                                            ENDING        ENDING        ENDING
                                           12/31/97      12/31/97      12/31/97
---------------------------------------------------------------------------------
Bond
Commenced Activity on December 21, 1981
---------------------------------------------------------------------------------
Growth and Income
Commenced Activity on December 21, 1981
---------------------------------------------------------------------------------
International
Commenced Activity on May 1, 1991
---------------------------------------------------------------------------------
Managed
Commenced Activity on April 29, 1983
---------------------------------------------------------------------------------
Global Asset Allocation
Commenced Activity on August 3, 1987
---------------------------------------------------------------------------------
Social Awareness
Commenced Activity on May 2, 1988
---------------------------------------------------------------------------------
Special Opportunities
Commenced Activity on December 21, 1981
---------------------------------------------------------------------------------
Aggressive Growth
Commenced Activity on January 3, 1994
---------------------------------------------------------------------------------
Capital Appreciation
Commenced Activity on January 3, 1994
---------------------------------------------------------------------------------
Equity-Income
Commenced Activity on January 3, 1994
---------------------------------------------------------------------------------
Trend Series
Commenced Activity on May 1, 1996
---------------------------------------------------------------------------------
Decatur Total Return Series
Commenced Activity on May 1, 1996
---------------------------------------------------------------------------------
Global Bond Series
Commenced Activity on May 1, 1996
---------------------------------------------------------------------------------

* The lifetime of this SUBACCOUNT is less than the complete period indicated. The performance shown is for the period from commencement of activity.

The length of the periods and the last day of each period used in the above tables are set out in the table headings. The Average annual total return for each period was determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula --

P (1 + T)(n) = ERV
Where: P = a hypothetical initial PURCHASE PAYMENT of $1,000
T = average annual total return for the period in question n = number of years
ERV = redeemable value (as of the end of the period in question) of a hypothetical $1,000 PURCHASE PAYMENT made at the beginning of the 1-year, 5-year, or 10-year period in question (or fractional portion thereof)

The formula assumes that: 1) all recurring fees have been charged to CONTRACTOWNER accounts; 2) all applicable nonrecurring charges are deducted at the end of the period in question; and 3) there will be a complete redemption at the end of the period in question. The performance figures shown in the tables above relate to the contract form containing the highest level of charges.

    2.  NONSTANDARDIZED PERFORMANCE DATA
The VAA advertises the performance of its various SUBACCOUNTS by observing how they perform over various time periods -- monthly, year-to-date, yearly (fiscal year); and over periods of three years and more. Monthly, year-to-date and yearly performance are computed on a cumulative basis; performance for a three-year period and for greater periods is computed both on a cumulative and on an annualized basis.

Cumulative quotations are arrived at by calculating the change in the ACCUMULATION UNIT value between the first and last day of the base period being measured, and expressing the difference as a percentage of the unit value at the beginning of the base period. The calculation reflects the annuity asset charge under the CONTRACTS and the management fees and other expenses of the FUND or SERIES. The calculation does not include SURRENDER CHARGES, which, if included, would decrease the performance.

Annualized quotations are arrived at by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.

ANNUITY PAYOUTS

VARIABLE ANNUITY PAYOUTS

Variable ANNUITY PAYOUTS will be determined on the basis of: (1) the value of the contract on the ANNUITY COMMENCEMENT DATE; (2) the annuity tables contained in the CONTRACT; (3) the type of ANNUITY OPTION selected; and (4) the investment performance of the eligible FUND(S) selected. In order to determine the amount of variable ANNUITY PAYOUTS, LINCOLN LIFE makes the following calculation: first, it determines the dollar amount of the first payout; second, it credits the ANNUITANT with a fixed number of ANNUITY UNITS based on the amount of the first payout; and third, it calculates the value of the ANNUITY UNITS each period thereafter. These steps are explained below.

The dollar amount of the first variable ANNUITY PAYOUT is determined by applying the total value of the ACCUMULATION UNITS credited under the CONTRACT valued as of the ANNUITY COMMENCEMENT DATE (less any premium taxes) to the annuity tables contained in the CONTRACT. The first variable ANNUITY PAYOUT will be paid within 14 days after the ANNUITY COMMENCEMENT DATE. The monthly anniversary of the Annuity Commencement Date will become the date on which all future ANNUITY PAYOUTS will be calculated. Amounts shown in the tables are based on the 1983(a) Individual Mortality Table modified, with an assumed investment return at the rate of 5% per annum. The first ANNUITY PAYOUT is determined by multiplying the benefit per $1,000 of value shown in the CONTRACT tables by the number of thousands of dollars of CONTRACT VALUE under the CONTRACT. These annuity tables vary according to the form of annuity selected and the age of the ANNUITANT at the ANNUITY COMMENCEMENT DATE. The 5% interest rate stated above is the measuring point for subsequent ANNUITY PAYOUTS. If the actual Net Investment Rate (annualized) exceeds 5%, the payment will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than 5%, ANNUITY PAYOUTS will decrease. If the assumed rate of interest were to be increased, ANNUITY PAYOUTS would start at a higher level but would decrease more rapidly or increase more slowly.

LINCOLN LIFE may use sex distinct annuity tables in CONTRACTS where not prohibited by law.

At an ANNUITY COMMENCEMENT DATE, the ANNUITANT is credited with ANNUITY UNITS for each SUBACCOUNT on which variable ANNUITY PAYOUTS are based. The number of ANNUITY UNITS to be credited is determined by dividing the amount of the first payout by the value of an ANNUITY UNIT in each SUBACCOUNT selected. Although the number of ANNUITY UNITS is fixed by this process, the value of such units will vary with the value of the underlying eligible FUNDS. The amount of the second and subsequent ANNUITY PAYOUTS is determined by multiplying the CONTRACTOWNER'S fixed number of ANNUITY UNITS in each SUBACCOUNT by the appropriate ANNUITY UNIT value for the VALUATION DATE ending on the monthly anniversary of the ANNUITY COMMENCEMENT DATE.

The value of each SUBACCOUNT ANNUITY UNIT was arbitrarily established. The ANNUITY UNIT value for each SUBACCOUNT at the end of any VALUATION DATE is determined as follows:

1. The total value of fund or series shares held in the SUBACCOUNT is calculated by multiplying the number of shares by the net asset value at end of valuation period plus any dividend or other distribution.

2. The liabilities of the SUBACCOUNT, including daily charges and taxes, are subtracted

3. The result is divided by the number of ANNUITY UNITS in the SUBACCOUNT at the beginning of VALUATION PERIOD, and adjusted by a factor to neutralize the assumed investment return in the annuity table.

The value of the ANNUITY UNITS is determined as of the monthly anniversary of the ANNUITY COMMENCEMENT DATE to permit calculation of amounts of ANNUITY PAYOUTS and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

PROOF OF AGE, SEX AND SURVIVAL

LINCOLN LIFE may require proof of age, sex or survival of any payee upon whose age, sex or survival PAYOUTS depend.

FEDERAL TAX STATUS

GENERAL

The operations of the VAA form a part of, and are taxed with, the operations of LINCOLN LIFE under the Internal Revenue Code of 1986, as amended (the CODE). Investment income and realized net capital gains on the assets of the VAA are reinvested and taken into account in determining the ACCUMULATION and ANNUITY UNIT values. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the CONTRACT. Under existing federal income tax law, LINCOLN LIFE believes that VAA investment income and realized net capital gains are not taxed to the extent they are retained as part of the reserves under the CONTRACTS. Accordingly, LINCOLN LIFE does not anticipate that it will incur any federal income tax liability attributable to the VAA, and therefore it does not intend to make any provision for such taxes. However, if changes in the federal tax laws or interpretations thereof result in LINCOLN LIFE'S being taxed on income or gains attributable to the VAA, then LINCOLN LIFE may impose a charge against the VAA in order to make provision for payment of such taxes.

TAX STATUS OF NONQUALIFIED CONTRACTS

The CODE (Section 72(s)) provides that CONTRACTS issued after January 18, 1985, will not be treated as annuity CONTRACTS for purposes of Section 72 unless the CONTRACT provides that (A) if any CONTRACTOWNER dies on or after the annuity starting date, but before the time the entire interest in the CONTRACT has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution in effect at the time of the CONTRACTOWNER'S death; and (B) if any CONTRACTOWNER dies before the annuity starting date, the entire interest must be distributed within five years after the death of the CONTRACTOWNER. These requirements are considered satisfied to the extent that any portion of the CONTRACTOWNER'S interest that is payable to or for the benefit of a designated BENEFICIARY is distributed over that designated BENEFICIARY'S life, or a period not extending beyond the designated BENEFICIARY'S life expectancy, and if that distribution begins within one year of the CONTRACTOWNER'S death. The designated BENEFICIARY must be a natural person. CONTRACTS issued after January 18, 1985 contain provisions intended to comply with these CODE requirements, although regulations interpreting these requirements have yet to be issued. LINCOLN LIFE intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Section 72(s) when clarified by regulation or otherwise.

INDIVIDUAL RETIREMENT ANNUITIES (IRA)

Under Section 408 of the CODE, individuals may participate in a retirement program known as an IRA. An individual may make an annual IRA contribution of up to the lesser of $2,000 (or $4,000 if IRAs are maintained for both the individual and the nonworking spouse and they file a joint tax return) or 100% of compensation. However, IRA contributions may be nondeductible in whole or in part if (1) the individual or the spouse is an active participant in certain other retirement programs and (2) the income of the individual (or of the individual and the spouse) exceeds a specified amount. Distributions from certain types of retirement plans may be rolled over to an IRA on a tax-deferred basis if certain requirements are met. Distributions from IRA's are subject to certain restrictions. Deductible IRA contributions and all earnings will be taxed as ordinary income when distributed. The failure to satisfy certain CODE requirements with respect to an IRA results in adverse tax consequences.

ROTH IRAS

Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to $2,000 per year. This limitation is phased out for adjusted gross income between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $15,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

Qualified distributions from Roth IRAs are entirely tax free. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor.

An individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the non-Roth IRA being rolled over that represents income or a previously deductible IRA contribution. For rollovers in 1998, the individual may pay that tax ratably in 1998 and over the succeeding three years. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

TAX ON DISTRIBUTIONS FROM TRADITIONAL IRAS

IRS Rules generally provide that all distributions which are not received as an annuity will be taxed as a pro rata distribution of taxable and nontaxable amounts (rather than as a distribution first of nontaxable amounts). Distributions will be subject to a 10% penalty tax if made before age 59 1/2 unless certain other exceptions apply. Failure to meet certain minimum distribution requirements will result in a 50% excise tax.

Upon an employee's death, the taxation of benefits payable to the BENEFICIARY generally follows these same principles, subject to a variety of special rules.

All participants in a Traditional IRA and a Roth IRA receive an IRA Disclosure. This document explains the tax rules that apply to IRAs in greater detail.

OTHER CONSIDERATIONS

It should be understood that the foregoing comments about the federal tax consequences under these CONTRACTS are not exhaustive and that special rules are provided with respect to other tax situations not discussed herein. Further, the foregoing discussion does not address any applicable state, local or foreign tax laws. Finally, in recent years numerous changes have been made in the federal income tax treatment of CONTRACTS and retirement plans, which are not fully discussed above. Before an investment is made in any of the CONTRACTS, a competent tax advisor should be consulted.

DETERMINATION OF
ACCUMULATION AND
ANNUITY UNIT VALUE

A description of the days on which ACCUMULATION and ANNUITY UNITS will be valued is given in the Prospectus. The New York Stock Exchange's (NYSE) most recent announcement (which is subject to change) states that in 1998 it will be closed on New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. It may also be closed on other days.

Since the portfolios of some of the FUNDS and SERIES will consist of securities primarily listed on foreign exchanges or otherwise traded outside the United States, those securities may be traded (and the net asset value of those FUNDS and SERIES and of the VARIABLE ACCOUNT could therefore be significantly affected) on days when the investor has no access to those FUNDS and SERIES.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, LINCOLN LIFE may refer to the following organizations (and others) in its marketing materials:

A.M. BEST'S RATING SYSTEM evaluates the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

DUFF & PHELPS insurance company claims paying ability (CPA) service provides purchasers of insurance company policies and contracts with analytical and statistical information on the solvency and liquidity of major U.S licensed insurance companies, both mutual and stock.

EAFE Index is prepared by Morgan Stanley Capital International (MSCI). It measures performance of securities in Europe, Australia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international diversification with over 1000 companies across 20 different countries.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

MOODY'S insurance claims-paying rating is a system of rating insurance company's financial strength, market leadership and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

MORNINGSTAR is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and VARIABLE ANNUITY CONTRACTS.

STANDARD & POOR's CORP. insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.

VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to VARIABLE ANNUITY CONTRACT features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

STANDARD & POOR'S 500 INDEX (S&P 500) -- broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the S&P 500. The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares and publication of the index itself are services of Standard & Poor's Corp., a financial advisory, securities rating and publishing firm.

NASDAQ-OTC Price Index -- this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) -- price-weighted average of 30 actively traded blue chip stocks, primarily industrials but including American Express Co. and American Telephone and Telegraph Co. Prepared and published by Dow Jones & Co., it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

In its advertisements and other sales literature for the VAA and the eligible FUNDS, LINCOLN LIFE intends to illustrate the advantages of the CONTRACTS in a number of ways:

DOLLAR-COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular purchases in the same SUBACCOUNTS over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased for those SUBACCOUNTS.

AUTOMATIC WITHDRAWAL SERVICE. A service provided by LINCOLN LIFE, through which a CONTRACTOWNER may take any distribution allowed by CODE Section 401(a)(9) in the case of qualified CONTRACTS, or permitted under CODE Section 72 in the case of nonqualified CONTRACTS, by way of an automatically generated payment.

LINCOLN LIFE'S CUSTOMERS. Sales literature for the VAA, the FUNDS and series may refer to the number of employers and the number of individual annuity clients which LINCOLN LIFE serves. As of March 17, 1998, LINCOLN LIFE was serving over 13,000 organizations and had more than 1 million annuity clients.

LINCOLN LIFE'S ASSETS, SIZE. LINCOLN LIFE may discuss its general financial condition (see, for example, the reference to A.M. Best Co., above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any subclassification of those companies, based upon recognized evaluation criteria. For example, at year-end 1997, LINCOLN LIFE was the 6th largest U.S. stock life insurance company based upon overall assets.

Sales literature and advertisements may reference these and other similar reports from Best's or other similar publications which report on the insurance and financial services industries.

The graphs below compare accumulations attributable to contributions to conventional savings vehicles such as savings accounts at a bank or credit union, nonqualified CONTRACTS purchased with after tax contributions, and qualified CONTRACTS purchased with pre-tax contributions under tax-favored retirement programs.

FINANCIAL STATEMENTS

Financial statements for the company appear on the following pages.

                                  SIGNATURES


     (a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Fort Wayne, and State of Indiana on this 23rd day of April, 1998.



                                     LINCOLN NATIONAL VARIABLE ANNUITY
                                     ACCOUNT C (e-Annuity),
                                     (Registrant)

                                     By /s/ Stephen H. Lewis
                                        -----------------------------------
                                        Stephen H. Lewis,
                                        Senior Vice President, Lincoln Life
                                        (Signature and Title)

                                     By THE LINCOLN NATIONAL LIFE
                                        INSURANCE COMPANY (Lincoln Life)
                                        (Depositor)

                                     By /s/ Gabriel L. Shaheen
                                        -----------------------------------
                                        Gabriel L. Shaheen
                                        Chief Executive Officer
                                        (Name and title of officer of Depositor)

     (b) As required by the Securities Act of 1993, this Registration Statement has been signed by the Following persons in the capacities and on the dates indicated.


/s/ Gabriel L. Shaheen           President, Chief           April 23, 1998
------------------------------   Executive Officer          --------------
Gabriel L. Shaheen               and Director
                                 (Principal Executive
                                 Officer)

/s/ Jon A. Boscia                                            April 23, 1998
------------------------------   Director                    --------------
Jon A. Boscia

/s/ Ian M. Rolland                                          April 23, 1998
------------------------------   Director                   --------------
Ian M. Rolland


                                 Executive Vice President
------------------------------   and Director               --------------
Lawrence T. Rowland


/s/ Richard C. Vaughan           Director                   April 23, 1998
------------------------------                              --------------
Richard C. Vaughan


                                 Director
------------------------------                              --------------
H. Thomas McMeekin

             LINCOLN NATIONAL VARIABLE ANNUITY SEPARATE ACCOUNT C
                          SIGNATURES (Continued)


                                 Executive Vice President,
------------------------------   General Counsel and        --------------
Jack D. Hunter                   Director


/s/ Keith J. Ryan                Senior Vice President,     April 23, 1998
------------------------------   Chief Financial Officer    --------------
Keith J. Ryan                    and Assistant Treasurer
                                 (Principal Financial
                                 Officer)

                           PART C--OTHER INFORMATION

Item 24.
--------


(a)  LIST OF FINANCIAL STATEMENTS

     (1) Part A The Table of Condensed Financial Information is included in Part A of this Registration Statement.

     (2)  Part B   Not Applicable.

     (3)  Part B   TO BE FILED BY AMENDMENT



24 (b)   LIST OF EXHIBITS

         (1) Resolution of the Board of Directors of the Lincoln National Life Insurance Company establishing Separate Account C is incorporated herein by reference to Registration Statement on Form N-4 (File No. 33-25990) filed on April 22, 1998.

         (2)  None.

         (3)  Not Applicable.

         (4)  Variable annuity contract.

         (5)  Application.

         (6)    (a) Articles of Incorporation of Lincoln National Life Insurance
                    Company are hereby incorporated by reference to Registration Statement on Form S-6 (333-40745) filed November 21, 1997.

                (b) Bylaws of Lincoln National Life Insurance Company are hereby incorporated by reference to Registration Statement on Form S-6 (333-40745) filed on November 21, 1997.

         (7)   Not applicable.

         (8)    (a) Services Agreement between Delaware Management Holdings,
                    Inc., Delaware Service Company, Inc. and Lincoln National Life Insurance Company is incorporated herein by reference to the Registration Statement on Form S-6 (333-40745) filed on November 21, 1997.

         (9) Opinion and Consent of Mary Jo Ardington, Counsel*

        (10) Consent of Ernst & Young LLP, Independent Auditors*

        (11) Not applicable.

        (12) Not applicable.

        (13) Schedule of Computation*

        (14) Not applicable.

        (15)    (a) Organizational Chart of Lincoln National Life Insurance
                    Holding Company System
                (b) Memorandum Concerning Books and Records*

Item 25.
--------

                    DIRECTORS AND OFFICERS OF THE DEPOSITOR

                             Positions and Offices with Lincoln National
Name                         Life Insurance Company
----                         ----------------------
Ian M. Rolland**             Director
Jon A. Boscia*               and Director
Carolyn P. Brody*            Vice President
Thomas L. Clagg*             Vice President and Associate General Counsel
Kelly D. Clevenger*          Vice President
Jeffrey K. Dellinger*        Vice President
Jack D. Hunter**             Executive Vice President and General Counsel
Donald E. Keller*            Vice President
H. Thomas Mc Meekin**        Director
Reed P. Miller*              Vice President
Stephen H. Lewis*            Senior Vice President
Lawrence T. Rowland***       Executive Vice President
Keith J. Ryan*               Senior Vice President, Asst. Treasurer and Chief Financial Officer
Gabriel L. Shaheen*          President, Chief Executive Officer and Director
Richard C. Vaughan**         Director
Roy V. Washington*           Vice President
Janet C. Whitney**           Vice President and Treasurer
C. Suzanne Womack**          Assistant Vice President and Secretary

* Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802.

** Principal business address is 200 East Berry Street, Fort Wayne, Indiana 46802-2706.

*** Principal business address is 1700 Magnavox Way, One Reinsurance Place, Fort
    Wayne, Indiana 46804.

Item 26.
--------

                    PERSONS CONTROLLED BY OR UNDER COMMON
                   CONTROL WITH THE DEPOSITOR OR REGISTRANT

     See Exhibit 15(a): The Organizational Chart of The Lincoln National Insurance Holding Company System is hereby incorporated herein by this reference.

Item 27.
--------

                           NUMBER OF CONTRACT OWNERS

     As of        , 1998, there were        Contract Owners under Account
C.

Item 28.
- --------

                         INDEMNIFICATION--UNDERTAKING

     (a) Brief description of indemnification provisions.

         In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

         In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the rights of, Lincoln Life.

         Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.
--------

                             PRINCIPAL UNDERWRITER

     (a) Lincoln National Variable Annuity Fund A (Group); Lincoln National Variable Annuity Fund A (Individual); Lincoln Life Flexible Premium Variable Life Account D; Lincoln National Variable Annuity Account E; Lincoln Life Flexible Premium Variable Life Account F; Lincoln
         Life Flexible Premium Variable Life Account G; Lincoln National Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Accounts 50 and 51;

     (b) See Item 25.

     (c) Commissions and Other Compensation Received by Lincoln National Life Insurance Company from Account C during the fiscal year which ended December 31, 1997:

       (1)                 (2)              (3)          (4)           (5)
                     Net Underwriting
Name of Principal     Discounts and    Compensation   Brokerage
   Underwriter         Commissions     on Redemption  Commissions  Compensation
   -----------         -----------     -------------  -----------  ------------

The Lincoln National
Life Insurance                                    a                            b
Company                   None           None          None         None


Notes:

     (a) These figures represent compensation received by Lincoln National Life Insurance Company for surrender, withdrawal and contract charges. See Charges and other deductions, in the Prospectus.

     (b) These figures represent compensation received by Lincoln National Life Insurance Company for mortality and expense guarantees. See Charges and other deductions, in the Prospectus.

Item 30.
--------

                       LOCATION OF ACCOUNTS AND RECORDS

     Exhibit 15(b) is hereby expressly incorporated herein by this reference. (TO BE FILED BY AMENDMENT.)

Item 31.
--------


Item 32.  Undertakings
--------

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post cared or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

(d) The Lincoln National Life Insurance company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Lincoln National Life Insurance Company.

                                 EXHIBIT INDEX

     (4) Variable Annuity Contract

     (5)     (a)  Application

     (15)

             (a) Organizational Chart of The Lincoln National Life Insurance Holding Company System